CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 25, 2013 relating to the consolidated financial statements of First Majestic Silver Corp. and subsidiaries (“First Majestic”) and the effectiveness of First Majestic’s internal control over financial reporting appearing in this Annual Report on Form 40-F of First Majestic for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2013